REPORT TO SHAREHOLDERS
(all amounts in US$ unless otherwise noted)

Significant events during the first quarter of 2003:

o  Purchase of Glamis' 50% interest in Cerro San Pedro project.

o  Updated mineral reserve estimate for the Cerro San Pedro project.

o  Completion of Cdn$15.2 million equity financing.

MEXICO - Cerro San Pedro Project (100%)

In February 2003, Metallica purchased Glamis' 50% interest in Minera San Xavier, S.A. de C.V., the owner of the Cerro San Pedro gold and silver heap leach project. Metallica is now the 100% owner of the Cerro San Pedro project and in control of its development.

The purchase price was $18 million and is payable as follows:

o  $2 million at closing

o  $5 million on August 12, 2003

o  $6 million on February 12, 2004, in cash or shares

o  $2.5 million upon commencement of commercial production

o  $2.5 million one year from commencement of commercial production

Glamis will also receive a sliding scale royalty when average gold prices equal or exceed $325 per ounce.

Metallica has also updated the mineral reserve estimate in the Glamis feasibility study that was prepared in November 2000. The updated mineral reserve estimate is based on a gold price of $325 per ounce and a silver price of $4.62 per ounce and assumes the use of contract mining. The Cerro San Pedro mineral reserve estimate now stands at 61.1 million tonnes of ore grading 0.59 grams of gold per tonne and 24.0 grams of silver per tonne, representing 1.8 million ounces of gold equivalent reserves at a 70:1 gold to silver price ratio. The updated mineral reserve estimate was prepared in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. The mineral reserves were prepared by William L. Rose of WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

Consistent with Glamis' feasibility study, Metallica assumes a run-of-mine development plan for the Cerro San Pedro project, whereby mined ore is placed on the heap leach pads without being crushed. The project is anticipated to produce approximately 90,000 ounces of gold and 2.1 million ounces of silver over an 8.3-year mine life at a cash cost of $177 per ounce of gold, using the Gold Institute Standard.

Metallica has retained the Washington Group, Inc., an international engineering and construction contractor, to update cost estimates in the feasibility study and to develop a construction schedule for the project. These data and schedules, along with the other data currently available, will be the basis for Washington to perform financial, economic and sensitivity analysis on the project. It is anticipated that the cost estimates will be available to Metallica in early June 2003.

The federal, state and local permits that are necessary to build the mine have been received; however, certain conditions identified in the permits must be completed prior to commencing mine construction. It is anticipated that these conditions will be completed during 2003.

Metallica has adopted an aggressive development schedule for the Cerro San Pedro project. Approximately $2.5 million has been budgeted for initial project development in 2003. Metallica has recently hired a general manager, along with several other key positions for the project. Metallica intends to commence construction in January 2004, subject to its ability to secure the necessary financing.

CHILE - El Morro Project (100%)

The El Morro copper-gold porphyry project consists of the La Fortuna and El Morro target areas and is located along one of the most prolific copper belts in Chile. In September 1999 Noranda entered into a joint venture to earn a 70% interest in the El Morro project. The following items remain to be completed by Noranda in order for it to earn a 70% interest in the project:

o  Cash payment to Metallica totaling $10 million by September 2005.

o Fund 100% of project related costs until the $10 million payment is made to Metallica.

o  Complete a bankable feasibility study by September 2007.

The joint venture agreement also provides Metallica with a one-time election to have Noranda provide 70% of Metallica's 30% share of the development costs. This will result in Noranda providing 91% of the capital necessary to develop the El Morro project.

Noranda calculated the following inferred mineral resource estimate for the La Fortuna area of the project in September 2002:

 Cutoff
 Grade     Tonnes      Copper     Gold    Copper lbs   Gold oz
 (% cu)    (000)        (%)       (g/t)   (billions)  (millions)
 ------   -------      ------     -----   ----------  ----------
  0.3     590,000       0.56      0.46       7.3         8.7
  0.4     465,000       0.61      0.50       6.2         7.4
  0.5     340,000       0.67      0.51       5.0         5.6

The inferred mineral resource estimate is calculated down to a 3,400-meter elevation. One core hole, DDHF-39 drilled at the La Fortuna area, contained mineralization averaging 0.65% copper and 0.53 g/t gold over its entire 970-meter vertical depth. This hole extends over 325 meters below the inferred mineral resource estimate. Based on geological cross-sections and assays from DDHF-39, Metallica estimates that an additional possible mineral deposit of over 100 million tonnes grading 0.55% copper and 0.46 grams of gold per tonne at a copper cutoff grade of 0.4% lies beneath 2002 inferred mineral resource estimate. This possible mineral deposit is conceptual in nature and may be the target of future exploration. It is uncertain if further exploration will convert the possible mineral resource into an inferred mineral resource.

Noranda has informed Metallica that it intends to spend approximately $1 million on the project in 2003. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either makes the $10 million payment to Metallica that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

OTHER

In March 2003 Metallica closed a private placement for 10.1 million common shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005. Metallica intends to use the proceeds of the private placement to make the August 2003 payment to Glamis, to fund the initial project development at Cerro San Pedro and to meet general corporate needs.

Metallica will continue to aggressively pursue new projects and growth opportunities for the Company.

On behalf of the Board of Directors,

/s/ RICHARD J. HALL

Richard J. Hall
President and Chief Executive Officer
May 22, 2003




                            METALLICA RESOURCES INC.
                          c/o Metallica Management Inc.
                     12200 East Briarwood Avenue, Suite 165
                         Centennial, Colorado 80112 USA
              Telephone: (303) 796-0229; Facsimile: (303) 796-0265
                   Toll Free: 1-888-933-0313 (Canada and USA)
          E-mail: metallica@metal-res.com; WEBSITE: WWW.METAL-RES.COM
                     Share Listings: TSX: MR; OTC BB: METLF

METALLICA RESOURCES INC.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(unaudited)
U.S. dollars

                                                      March 31,          December 31,
                                                        2003                 2002

ASSETS
Current assets:
  Cash and cash equivalents                        $   11,533,046      $    4,520,886
  Value-added tax and other
    current assets                                        368,415             285,480
                                                   --------------      --------------
                                                       11,901,461           4,806,366

Mineral properties and
  deferred exploration
  expenditures (Note 3)                                25,362,155          12,587,193
Fixed assets, net                                         168,291              92,283
Other assets                                                5,129               5,196
                                                   --------------      --------------
Total assets                                       $   37,437,036      $   17,491,038
                                                   ==============      ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and
    accrued liabilities                            $      323,423      $      153,017
  Provision for reclamation
    and property closure costs                            108,393             150,000
  Note payable                                            200,100             100,050
  Acquisition debt (Note 3)                            10,599,526                  --
                                                   --------------      --------------
                                                       11,231,442             403,067

Shareholders' equity:
  Share capital (Note 4) 42,555,010
    shares issued (2002: 32,449,167)                   52,546,086          43,068,285
  Share options (Note 4)                                    3,961                  --
  Deficit                                             (26,344,453)        (25,980,314)
                                                   --------------      --------------
                                                       26,205,594          17,087,971
                                                   --------------      --------------

Total liabilities and
  shareholders' equity                             $   37,437,036      $   17,491,038
                                                   ==============      ==============

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)
U.S. dollars

                                                              Three Months
                                                             Ended March 31,
                                                        2003                 2002
Interest income                                    $       16,270      $        7,506
                                                   --------------      --------------

General and administrative expense                        206,177             173,341
Exploration expense                                        62,195              34,471
Interest expense                                           86,637                  --
Write-down of mineral properties and
  deferred exploration expenditures                        22,600                  --
                                                   --------------      --------------

Loss before income taxes                                 (361,339)           (200,306)
Income tax provision                                        2,800               2,400
                                                   --------------      --------------

Loss for the period                                      (364,139)           (202,706)
Deficit, beginning of period                          (25,980,314)        (24,659,993)
                                                   --------------      --------------
Deficit, end of period                             $  (26,344,453)     $  (24,862,699)
                                                   ==============      ==============
Basic and diluted loss per share                   $        (0.01)     $        (0.01)
                                                   ==============      ==============
Weighted average number of
  common shares outstanding                            34,693,611          28,495,234
                                                   ==============      ==============

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
U.S. dollars

                                                                   Three Months
                                                                  Ended March 31,
                                                              2003                2002
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period                                    $     (364,139)     $     (202,706)
Non-cash items:
  Depreciation and amortization                                 2,369               1,456
  Interest expense                                             82,719                  --
  Common share contribution
    to retirement plan                                          5,468               4,068
  Valuation of options issued to consultants                    3,961                  --
  Write-down of mineral properties and
    deferred exploration expenditures                          22,600                  --
Cash provided by (used for) working
 capital and other assets:
  Value-added tax and other current assets                    (10,559)             (1,679)
  Accounts payable and accrued expenses                        71,845             (74,558)
  Provision for reclamation
    and property closure costs                                (41,607)                 --
                                                       --------------      --------------
                                                             (227,343)           (273,419)
CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties and deferred
  exploration expenditures                                   (304,118)           (231,120)
Acquisition of subsidiary, net
  of cash acquired                                         (1,921,933)                 --
Fixed asset (acquisitions) disposals                           (6,779)             (3,295)
                                                       --------------      --------------
                                                           (2,232,830)           (234,415)
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash,
  net of issue costs                                        9,472,333                  --
Proceeds from exercise of
  stock options                                                    --              26,800
                                                       --------------      --------------
                                                            9,472,333              26,800
                                                       --------------      --------------

Increase (decrease) in cash and
  cash equivalents                                          7,012,160            (481,034)
Cash and cash equivalents,
  beginning of period                                       4,520,886           2,562,101
                                                       --------------      --------------
Cash and cash equivalents, end of period               $   11,533,046      $    2,081,067
                                                       ==============      ==============

CASH AND CASH EQUIVALENTS
  CONSIST OF:
    Cash on hand and balances with banks               $      658,672      $      251,067
    Short-term investments                             $   10,874,374      $    1,830,000
NON-CASH FINANCING AND
  OPERATING ACTIVITIES
    Common shares issued to reduce
      retirement plan obligation                       $        5,468      $        9,174
INTEREST PAYMENTS                                      $        7,920      $        1,001

The accompanying notes are an integral part of these interim consolidated financial statements.

METALLICA RESOURCES INC.
c/o Metallica Management Inc.
12200 East Briarwood, Suite 165
Centennial, Colorado 80112 USA

METALLICA RESOURCES INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2002.

2. SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

                          Cerro San Pedro,     El Morro,           MIMK,
                               Mexico            Chile             Chile              Total
                           -------------     -------------     -------------      -------------
Balance at
  January 1, 2003          $  10,984,642     $   1,036,004     $     566,547      $  12,587,193
Mineral properties
  and deferred
  exploration
  expenditures                12,687,621             1,100           108,841         12,797,562
Write-down of
  mineral properties
  and deferred
  exploration
  expenditures                        --                --           (22,600)           (22,600)
                           -------------     -------------     -------------      -------------
Balance at
  March 31, 2003           $  23,672,263     $   1,037,104     $     652,788      $  25,362,155
                           =============     =============     =============      =============

On February 12, 2003 the Company acquired Glamis Gold Ltd.'s ("Glamis") 50% equity interest in Minera San Xavier, S.A. de C.V. ("MSX") for $18 million, less 50% of MSX's working capital deficit at closing of $58,832. MSX's principal asset is a 100% ownership interest in the Cerro San Pedro gold and silver project located in the State of San Luis Potosi, Mexico. As a result of the purchase, Metallica now owns 100% of the issued and outstanding shares of MSX. The purchase price is payable as follows:

a) $2 million payable at closing.

b) 50% of MSX's working capital deficit at closing of $58,832, payable to the Company.

c) $5 million payable on August 12, 2003, or earlier, subject to certain terms and conditions.

d) $6 million payable on February 12, 2004 in cash, or in common shares if the Company does not have the financial ability to make the cash payment. If paid in shares, the maximum discount allowed by the Toronto Stock Exchange for the 20-day period preceding the payment due date will be applied.

e) $2.5 million payable upon commencement of commercial production.

f) $2.5 million payable one year from commencement of commercial production.

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized. These contingent amounts will be recorded as acquisition costs on the date of commencement of commercial production, which is presently unknown.

The acquisition of Glamis' 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX's working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:
  Cash                                                 $      19,739
  Other current assets                                        72,376
  Fixed assets                                                75,708
  Mineral properties                                      12,423,588
                                                       -------------
                                                          12,591,411
Less: Current liabilities                                    (32,882)
    Note payable                                            (100,050)
                                                       -------------
                                                       $  12,458,479
                                                       =============

Consideration:
  Cash at closing, less working capital deficit        $   1,941,672
  Present value of future cash
    payments, discounted at 6%                            10,516,807
                                                       -------------
                                                       $  12,458,479
                                                       =============

Acquisition debt of $10,516,807 represents the present value of future cash payments totaling $11,000,000, discounted at 6%. Interest accretion for the three months ended March 31, 2003 totaled $82,719, resulting in acquisition debt at March 31, 2003 of $10,599,526.

Glamis will retain a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro Project as follows:

                                       Percentage of
Gold Price Per Ounce                    Net Returns
$325.00 to $349.99                         0.5%
$350.00 to $374.99                         1.0%
$375.00 to $399.99                         1.5%
$400.00 or above                           2.0%

4. SHARE CAPITAL

COMMON SHARES ISSUED AND OUTSTANDING

                                                    Shares              Amount
                                                 -------------     -------------
Balance at January 1, 2003                          32,449,167     $  43,068,285
Shares issued in private placement                  10,100,000         9,472,333
Shares issued for retirement plan                        5,843             5,468
                                                 -------------     -------------
Balance at March 31, 2003                           42,555,010     $  52,546,086
                                                 =============     =============

On March 11, 2003, the Company closed a private placement for 10.1 million common shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005.

SHARE OPTIONS

In March 2003 the Company granted 690,000 share options to employees and directors, and 25,000 share options to a consultant, at an exercise price of $1.32 per share. In January 2002 the Company granted 87,500 share options to an employee at an exercise price of $1.39 per share. Total share options issued and outstanding as of March 31, 2003 total 2,722,083, with exercise prices ranging from Cdn$0.45 to Cdn$2.24 per share.

The Company uses the intrinsic value method of accounting for options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $112,404 for the three month period ended March 31, 2003. The pro forma effect on loss for the period, and basic and diluted loss per share, for the three-month period ended March 31, 2003 had the Company followed the fair value method of accounting for stock-based compensation is as follows:

                                                 Three Months
                                                     Ended
                                                March 31, 2003
                                                --------------
Loss for the period                             $      364,139
Compensation expense                                   112,404
                                                --------------
Pro forma loss for the period                   $      476,543
                                                ==============
Basic and diluted loss per share:
  As reported                                   $         0.01
  Pro forma                                     $         0.01

The fair value of vested share options granted to a consultant in March 2003 of $3,961 is included in exploration expense for the three months ended March 31, 2003.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk free rate of 4.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 50% and a weighted average expected life of the options of five years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The Company reported a loss of $364,139 ($0.01 per share) for the three months ended March 31, 2003 as compared to a loss for of $202,706 ($0.01 per share) for the same period last year. The increase in loss of $161,433 for the current period is primarily attributable to interest accretion on amounts owed to Glamis for the MSX purchase, and higher general and administrative expenses.

Interest income for the three months ended March 31, 2003 was $16,270 compared to $7,506 for the three months ended March 31, 2002. The $8,764 increase results from higher invested cash balances in the current period due to a $9.5 million private placement on March 11, 2003. General and administrative expenses increased from $173,341 to $206,177 for the three months ended March 31, 2003. The $32,836 increase was primarily due to higher salaries and payroll burden as a result of salary increases in June 2002, lower allocations of management salaries to exploration projects in the first quarter of 2003 and higher travel expenses in 2003 relating to the Company's February 2003 purchase of MSX and the March 2003 private placement. Exploration expense for the three months ended March 31, 2003 was $62,195, which was $27,724 higher than for the three month period ended March 31, 2002 of $34,471. The increase is primarily attributable to hiring a full-time geologist on January 1, 2003, and the value assigned to share options granted to a consultant in March 2003. Interest expense for the three months ended March 31, 2003 was $86,637, of which $82,719 is interest accretion on MSX acquisition debt and $3,918 is interest on a short-term loan, as compared to nil interest expense in the preceding period. The write-down of mineral properties and deferred exploration expenditures for the three months ended March 31, 2003 was $22,600 and relates to write-downs associated with the MIMK project. There were no corresponding write-downs in the preceding period.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents increased by $7,012,160 for the three months ended March 31, 2003 as compared to a decrease in cash and cash equivalents of $481,034 for the three months ended March 31, 2002. The $7,493,194 increase in 2003 cash inflows results primarily from a $9,472,333 private placement, less a $1,921,933 initial payment to Glamis for the purchase of MSX. At March 31, 2003, the Company had cash and cash equivalents totaling $11,533,046 as compared to $4,520,886 at December 31, 2002.

The Company capitalized mineral property and deferred exploration expenditures totaling $12,797,562 and $195,007 for the three months ended March 31, 2003 and 2002, respectively. For the three months ended March 31, 2003, mineral property and deferred exploration expenditures totaling $264,033, $108,841, $1,100 were capitalized on the Cerro San Pedro project, MIMK project and the El Morro project, respectively. In addition, the Company's purchase of Glamis' 50% interest in MSX in February 2003 resulted in an acquisition fair value of $12,423,588 being capitalized to mineral properties and deferred exploration expenditures in the current period. For the three months ended March 31, 2002, mineral property and deferred exploration expenditures totaling $118,528, $50,055 and $26,424 were capitalized on the Cerro San Pedro project, MIMK project and the El Morro project, respectively.

OUTLOOK

The Company's focus for 2003 continues to be the development of its 100%-owned Cerro San Pedro project. Approximately $2.5 million has been budgeted for initial development activities in 2003, with $264,033 having been incurred in the first quarter of 2003. The Company has retained an international engineering and construction contractor to update cost estimates in the feasibility study and to develop a construction schedule for the project. This information should be available to the Company in June 2003. The updated cost estimates, in addition to other data currently available, will provide a basis to perform additional financial, economic and sensitivity analysis on the project.

The Company's existing cash balances are sufficient for it to make the $5 million payment due to Glamis in August 2003, fund initial development activities at the Cerro San Pedro Project for 2003, and fund ongoing exploration, and general and administrative expenditures for at least the next year. In the event that the Company does not have the financial ability to make the $6 million payment due to Glamis in February 2004, that payment can be made in common shares of the Company. The Company's goal continues to be to raise an estimated $40 million in late 2003 through a combination of equity and debt financing in order to fulfill the payment obligations to Glamis, construct the mine and provide the Company with an adequate level of working capital. While the Company has had success in raising funds in past years, there are no assurances that it will be successful in the future, or that $40 million will be sufficient.

                                (COVER PICTURE)

                            METALLICA RESOURCES INC.







                                                            FIRST QUARTER REPORT

                                               three months ended March 31, 2003